Room 4561

	January 26, 2006

Mr. Terry L. Eilers
Chief Executive Officer
eTotalSource, Inc.
1510 Pool Boulevard
Yuba City, California 95993

Re:	eTotalSource, Inc.
	Registration Statement on Form SB-2 filed December 30, 2005
	File No. 333-130800

Dear Mr. Eilers:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form SB-2

1. We note your discussion of the November 2, 2005 secured convertible debenture financing transaction throughout your registration statement. In such discussion, you have indicated that one option for the conversion price of the debenture is "an amount equal to an amount equal to 120% of the closing bid price of [your] common stock as listed on a principal market as quoted by Bloomberg
LP, on the date hereof." The terms of your secured convertible debenture appear to indicate that "the date hereof" is in reference to the date of the debenture as opposed to the date of your prospectus. If so, it would also appear that this option for a conversion price is determinable and, for purposes of clarity, should be disclosed in lieu of the formula.

2. Please advise us whether the escrow arrangement in your secured convertible debenture financing transaction has since been terminated and, if so, when the proceeds from the financing transaction were released from escrow and funded to you.

3. Exhibit 99.5 to your Form 8-K filed November 8, 2005 is a warrant for 2,000,000 shares of your common stock issued to Cornell Capital on November 2, 2005. The warrant was issued as part of the secured convertible debenture financing transaction. Your disclosure in the
Form 8-K and in your registration statement, however, do not discuss this warrant. Please revise your disclosure regarding the secured convertible debenture financing transaction to discuss this warrant.
In addition, please advise us whether any shares being registered in your registration statement underlie the shares of common stock issuable upon exercise of this warrant.

Selling Stockholders, page 12

4. Your tabular presentation of information with respect to your selling stockholders appears to indicate that Cornell Capital plans to sells shares of your common stock acquired under the standby equity distribution agreement. It appears that such agreement and financing arrangement has been terminated. Please confirm the termination of such financing arrangement and revise, as appropriate.
Please review your disclosure throughout in light of this comment.

Shares Acquired in Financing Transactions with Cornell, page 13

5. Your bulleted discussion of the 2005 transactions appears to suggest that Cornell Capital may still purchase from you up to $1,000,000 of secured convertible debentures. Disclosure elsewhere, however, suggests that the secured convertible debenture financing transaction has been fully subscribed. Please revise as appropriate.
Further, please advise us of the material terms and conditions of any arrangements whereby securities may be sold to Cornell Capital in the future.

Facing Page

6. The registration number you have inserted on the facing page is incorrect. Please revise.

Item 27. Exhibits

7. We will review counsel`s opinion with respect to the shares being registered when that document is submitted, and may have comments at that time. We will review a "form of" opinion included with a pre-effective amendment if you elect to provide such a document; however, the final amendment should include a currently dated legality opinion.

Item 28. Undertakings

8. The undertaking set forth in Item 512(a) of Regulation S-B has recently been revised. Please revise accordingly.


*              *              *              *


      As appropriate, please amend your filings in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and
Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director


cc:	Via Facsimile
	Mr. Clayton E. Parker, Esq.
	Kirkpatrick & Lockhart LLP
	201 S. Biscayne Boulevard, Suite 2000
	Miami, Florida 33131
	Telephone: (305) 539-3300
	Facsimile:  (305) 358-7095